March 12, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.                                                                                     filed via EDGAR submission
Washington, D.C. 20549

Re:          LSI Industries Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
File No. 000-13375
Filed September 6, 2013

Dear Mr. Spirgel,

This letter is in response to the SEC Comment Letter dated March 6, 2014 that was recently received by LSI Industries. For convenience of reference, we have set forth the text of the staff’s comment below in bold.

Form 10-K for the Year Ended June 30, 2013

Consolidated Statements of Cash Flows, page F-23

1.           With respect to the reconciling amounts reported under “Non-cash items included in net income (loss),” it is unclear to us why you reported the net change in the allowance for doubtful accounts and the net change in the inventory obsolescence reserve rather than the actual non-cash charges to net income, as disclosed under “Additions charged to costs and expenses’’ in the financial statement schedule (Schedule II) on page F-44. Please also explain to us why you did not identify as a separate line-item under “Non-cash items included in net income (loss)” the non-cash impact on net income from the reversal of the contingent earn-out liability.

Response:

The Comment Letter raised two questions related to the LSI Industries Consolidated Statements of Cash Flows. The first was related to our disclosure of two non-cash items included in net income (loss): the net change in the Allowance for Doubtful Accounts, and the net change in

Mr. Larry Spirgel Securities and Exchange Commission March 12, 2014 Page 2

the Inventory Obsolescence Reserve. We agree with the Staff’s comment that the amounts reported on these line items on the Statements of Cash Flows should be the actual non-cash charges to net income as disclosed under “Additions charged to costs and expenses” on the financial statement Schedule II appearing on page F-44 of our Form 10-K. This change/reclassification has been made in our 9/30/13 and 12/31/13 Form 10-Qs for all periods reported, and we intend to continue this reclassification in our 3/31/14 Form 10-Q and our 6/30/14 Form 10-K. Net cash flows provided by (used in) operating activities does not change as a result of this reclassification. See Attachment A to this letter to see the revised line item disclosures for fiscal years 2013, 2012 and 2011. We propose that we continue to make these reclassifications for all periods of fiscal 2013 and prior when they are reported in all future filings.

The second question raised in the Comment Letter related to why we did not identify the impact on net income from the reversal of the contingent Earn-out liability as a separate line item under “Non-cash items included in net income (loss).” We included the impact of the reversal of the Earn-out liability on the line item titled “Accrued expenses and other” under the section of the cash flow statements titled “Change in certain assets and liabilities, net of acquisitions.” Although not specifically presented as a non-cash item, the change in the contingent Earn-out liability is adequately and appropriately disclosed in accordance with ASC 805-30-50-4 in Footnote 13 – Commitments and Contingencies to our Consolidated Financial Statements. We believe additional disclosure of the contingent Earn-out liability adjustment as a separate line item under “Non-cash items included in net income (loss)” would not be significant and would not provide additional information to investors and other users of the financial statements. The enclosed Attachment A does indicate how the Consolidated Statements of Cash Flows would be revised if we were required to identify the reversal of the contingent Earn-out liability as a non-cash item. However, we do not believe this is significant and therefore propose no reclassification of this item in any filings LSI Industries makes with the SEC.

We acknowledge the following items with the submittal of our response:

●	LSI Industries is responsible for the adequacy and accuracy of disclosures in our SEC filings;

●	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to our Form 10-K filing; and

●	LSI Industries may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel Securities and Exchange Commission March 12, 2014 Page 3

You may contact me by telephone at (513) 793-3200 or by email if you have any questions regarding this response to the Comment Letter.

Sincerely,

LSI INDUSTRIES INC.

By:      /s/ Ronald S. Stowell
    Ronald S. Stowell
    Vice President, Chief Financial Officer and Treasurer

cc:  F. Mark Reuter, Esq. (Keating, Muething & Klekamp PLL)
   Matt Jessup (Grant Thornton LLP)
   Robert S. Littlepage (Securities and Exchange Commission)

ATTACHMENT A

LSI Industries Inc.
Select Line Items of the Cash Flow Statements

		2013	2012	2011

Non-cash items included in net income (loss)

Allowance for doubtful accounts [as reported]		(39)	(445)	427
Reclassification to Accounts and notes receivable	A	308	805	756
Allowance for doubtful accounts [revised]		269	360	1,183

Inventory obsolescence reserve [as reported]		931	343	276
Reclassification to Inventories	B	2,026	1,110	1,146
Inventory obsolescence reserve [revised]		2,957	1,453	1,422

Earn-out liability [as reported]		-	-	-
Reclassification from Accrued expenses and other	C	(897)	0	0
Earn-out liability [revised]		(897)	0	0

Change in certain assets and liabilities, net of acquisitions

Accounts and notes receivable [as reported]		(1,540)	1,010	(10,147)
Reclassification from Allowance for doubtful accounts	-A	(308)	(805)	(756)
Accounts and notes receivable [as revised]		(1,848)	205	(10,903)

Inventories [as reported]		(1,748)	8,894	(10,492)
Reclassification from Inventory obsolescence reserve	-B	(2,026)	(1,110)	(1,146)
Inventories [revised]		(3,774)	7,784	(11,638)

Accrued expenses and other [as reported]		747	(1,299)	645
Reclassification to Earn-out liability	-C	897	0	0
Accrued expenses and other [revised]		1,644	(1,299)	645

Net cash flows provided by (used in) operating activities [as reported]		8,850	24,360	(3,806)
Effect of the above reclassifications	sum of As, Bs, Cs	0	0	0
Net cash flows provided by (used in) operating activities [after revision]		8,850	24,360	(3,806)